Ultimate Rack, Inc.
331 Valley Mall Parkway #215
East Wenatchee, WA 98802

September 27, 2012

VIA EDGAR and FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attn: Justin Dobbie, Legal Branch Chief

Re:	Ultimate Rack, Inc.
Amendment No. 2 to the Registration Statement on Form S-1
Filed August 31, 2012
File No. 333-179188

Dear Mr. Dobbie:

Ultimate Rack, Inc. (“Ultimate Rack” or, the “Company,” “we,” “us,” or “our”) is in receipt of your comment letter dated September 7, 2012 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Plan of Operation, page 15

1.
We note your response to our prior comment 4 and reissue. Please revise to describe how you intend to raise capital through the use of broker dealers. For example, please revise to clarify if you intend to use a broker dealer in connection with a private placement offering or an underwritten or other form of public offering.

Response: We have revised our disclosure in the Plan of Operation Section to clarify that we have not spoken to any broker dealers and do not currently have any plans as to how we may raise capital through the use of broker dealers, and that we may never be successful in raising additional financing in the future.

2.
We note your response to our prior comment 5. We also note that you have deleted much more than just the sales projections from this section. Please revise to include the other information related to your plan of operation that was deleted from this section, including, for example, when you intend to start manufacturing racks, how many racks you intend to manufacture, if known, and whether you intend to provide compensation to your executive officers.

Response: We have replaced part of the disclose in this section that we removed in the last amendment to the Form S-1, including information about the compensation of our executive officers and the projected retail sale price of our rack.  In addition, we have disclosed in this section that we do not know when we will begin manufacturing the racks and how many racks we expect to manufacture and sell.

Other

3.	Please update your financial statements as appropriate in compliance with Rule 8-08 of Regulation S-X.

Response: We have updated our financials as appropriate in compliance with Rule 8-08 of Regulation S-X and have revised the other sections of the prospectus, including the Management’s Discussion and Analysis, accordingly.

Sincerely,

/s/ Shawn Arizmendi
Shawn Arizmendi
President, Ultimate Rack, Inc.